Exhibit 99.(h)(9)

EXHIBIT A, p.1

FULL SERVICE

FEE SCHEDULE

DST SYSTEMS, INC.

TRANSFER AGENCY FEE SCHEDULE

TRIBUTARY FUNDS

EFFECTIVE AUGUST 1, 2010 THROUGH SEPTEMBER 30, 2013

(Market Adjustment of 1.7% Effective October 1, 2011 through September 30, 2012)

A.        CUSIP MINIMUM FEES

OPEN

CUSIPS 1 – 9	$20,747/CUSIP/year

CUSIPS >9	$18,237/CUSIP/year

INSTITUTIONAL PLUS	$5,085/CUSIP/year

CLOSED

Billed each month remaining in calendar year	$20,747/CUSIP/year
(Charges in effect when total CUSIPS drops below 9)

Post calendar year for tax reporting (Jan–June)	$282/CUSIP/month

B.        ACCOUNT MAINTENANCE FEES

Open Accounts	$33.57/open account/year

Closed Accounts	$3.83/closed account/year

C.        AML COMPLIANCE FEES*

AML Compliance Charge: (in addition to open acct fees)

Level 0,2,4 Non-foreign Accounts - $0.15 per acct per year

Level 0,2,4 Foreign Accounts - $0.20 per acct per year

Above subject to $104 combined monthly minimum per Management Company.

D.        OPTIONAL SERVICES

Asset Allocation - $3.22 per nucleus account per year

Asset Reallocation - $.35 per nucleus account per cycle

Contingent Deferred Sales Charge/Sharelot Accounting - $2.58 per account per year

12b-1 Processing - $.29 per open and closed account per cycle

Trade Date Accumulated Shares Sub-System (TASS) - $1.34 per account per year (in addition to 12b-1 fees)

Literature Calls - $2.90 per call

Lost Shareholder Compliance - $1.56 per lost shareholder account per year + $0.20 per database match

Same Day Cash Management System – separate schedule

EXHIBIT A, p.2

FULL SERVICE

FEE SCHEDULE

Average Cost System:

$6,758 per year of history converted

$.35 per account per year

Short Term Trader	Tracking Period	Annual Fee per Open Acct

	90 days or less	$.071

	91-180 days	$.12

	181-270 days	$.18

	271-366 days	$.24

	367 days – 2 years	$.38

Omnibus Accountlets

Remote		$0.47 per accountlet

Full Service		$0.67 per accountlet

*Computer/Technical Personnel (2011 Standard Rates):

Business Analyst/Tester:

Dedicated	$130,493 per year (1,690 hours)

On-Request	$115.75 per hour

COBOL Programmer:

Dedicated	$220,020 per year (1,690 hours)

On-Request	$174.73 per hour

Workstation Programmer:

Dedicated	$252,173 per year (1,690 hours)

On-Request	$206.99 per hour

WEB Developer

Dedicated	$269,201 per year (1,690 hours)

On-Request	$222.62 per hour

Full Service Support:

Senior Staff Support	$77.50 per hour

Staff Support	$57.50 per hour

Clerical Support	$47.50 per hour

Financial Intermediary Interface:

Base Fee	$1,622 per intermediary per year

Phone Calls (Inbound/Outbound)	$5.40

Transactions:

Manual Same Day	$4.72

Manual/Auto Non-Same Day	$14.86

Electronic Data Transmission:

First 10 Intermediaries (per entity)	$812 per month

Next 15 Intermediaries (per entity)	$649 per month

Intermediaries over 25 (per entity)	$486 per month

Escheatment Costs - $154.58 per CUSIP per filing plus $1.86 per item plus out-of-pocket costs

Acquisition/Conversion Costs - Out of pocket expenses including but not limited to travel and accommodations, programming, training, equipment installation, etc.

EXHIBIT A, p.3

FULL SERVICE

FEE SCHEDULE

*TA2000 Voice™ System	Bundled

*FAN Web	Bundled

*NSCC	Exhibit A.1

*Vision	Exhibit A.2

*Fanmail	Exhibit A.3

*Cash Utilization	Exhibit A.4

NOTES TO THE ABOVE FEE SCHEDULE

A.                 The above schedule does not include reimbursable expenses that are incurred on the Fund’s behalf.  Examples of reimbursable expenses include but are not limited to; forms, postage, printing and mailing services, telephone and data communications lines, long distance charges, remote client hardware, disaster recovery (2009: $0.206 per open account per year, subject to review/change annually), document storage, magnetic tapes, microfilm/microfiche/CDROM, bank charges, NSCC charges, external search database charges, Compliance Program Fee, etc.

B.                   Any fees or reimbursable expenses not paid within 30 days of the date of the original invoice will be charged a late payment fee of 1.5% per month until payment is received.

C.                   A Cost of Living increase will occur annually upon each anniversary of the Service Agreement in an amount not less than the annual percentage of change in the Consumer Price Index for all Urban Consumers (CPI-U) in the Kansas City, Missouri-Kansas Standard Metropolitan Statistical Area, All Items, Base 1982-1984=100, as last reported by the U.S. Bureau of Labor Statistics.  Items marked by an “*” are subject to change with 60 days notice.

Fees Accepted By:

/s/	/s/ Stephen R. Frantz

DST Systems, Inc.	Tributary Funds

10/10/11	9/28/11

Date	Date

The annual charge of $0.206 per account, paid monthly in increments of one-twelfth of the annual charge, is a pro rata portion of DST’s cost for the service and will increase proportionate to any increase in DST’s costs to provide the recovery service or in the event that the current recovery goal is shortened.  The current recovery goal is to have the TA2000 System as provided for in the Business Contingency Plan operational 4 hours after DST’s declaration of a disaster.  Data communications expenses for connectivity to the backup sites (DST owned or recovery vendor provided) are part of the DST network charges and are billed monthly as an out-of-pocket expense unless network is Fund-provided, in which case connectivity is the responsibility of Fund.

NSCC FEES AND OUT-OF-POCKET EXPENSES	EXHIBIT A.1

DST Fees

DST charges $1,556 per CUSIP per year for the NSCC platform

NSCC Participant Fees

The NSCC charges $50 per month per NSCC Participant any for CPU access/shared line costs.

A combined participant base fee of $200 per month is charged for the following services:

Fund/SERV:

The NSCC charges an activity charge of $.11 per inputted transaction.  Transactions include purchases, redemptions and exchanges.

Networking:

•   $0.25 per 100 transactions ($0.0025 per transaction)

Commission Settlement:

•   $.30 per hundred records, per month, for one to 500,000 records; there is a 50 per month minimum processing charge

•   $.20 per hundred records, per month, for 500,001 to 1,000,000 records

•   $.10 per hundred records, per month, for 1,000,001 records and above

Mutual Fund Profile Service Monthly Membership Fee

•   Phase I (Price and Rate) Only:  $325.00 per month

•   Phase I and II:    $750.00 per month

Fund/SPEED

Membership Fee

•   $250 per month for members with less than 25 Funds (identified by CUSIP) on Fund/SERV

•   $1,000 per month for members with 25 through 99 Funds on Fund/SERV

•   $2,500 per month for members with 100 or more Funds on Fund/SERV

Activity Fees

•   Inquiries $0.005 per transaction (transaction = request and fund response)

•   Trade Data Transmission $0.50 per transaction

•   New Accounts $0.75 per transaction

•   Account Maintenance $0.25 per transaction

Fund/SERV Order Processing Fees:

$0.110 per side charged to each participating Fund Member for orders originating through Fund/SPEED and settling outside of NSCC’s net settlement.

Settling Bank Fees

The fund may be charged fees by the Funds Settling Bank at which the net settlement account resides for monthly maintenance of this account.  These are negotiated directly between the Fund and the Settling Bank.

EXHIBIT A.2

VISION

Fee Schedule

ID Charges

Number of ID Breakpoints	ID Charge Breakpoints

1 - 500	$5.00 per month/per ID for each of the first 500 IDs

501 - 1,000	$4.00 per month/per ID for each of the next 500 IDs

1,001 - 2,000	$3.00 per month/per ID for each of the next 1,000 IDs

2,001 - 3,000	$2.00 per month/per ID for each of the next 1,000 IDs

3,001 - +	No charge for each additional ID over 3,000

In accordance with the schedule above, ID Charges for each affiliate of Customer with a separate management code in the DST system cannot exceed a monthly maximum of $9,500.

Inquiry Charges

Initial Set-up Fee	None

Per View Charge(1)

Standard	$0.05

Reduced	$0.025

Monthly Minimum	None

A view is defined as the complete process of an information request sent to the underlying recordkeeping system, and the corresponding response returned from the underlying recordkeeping system.

Statement Charges

Individual Statement Retrieval Charge	$0.05 per statement

Batch Statement Load Charge	$0.03 per image

Monthly Statement Interface Support Charge(2)	$1,300

Monthly Minimum	None

Each individual statement presented shall be a separate retrieval and therefore be a separate charge, i.e., any related statement or historical statement, even if referred to on the requested statement, shall be a separate Statement Retrieval Charge.  Further, the Statement Retrieval Charges do not cover any charges or expenses Customer may incur from its statement vendor.

The Batch Statement Load per-image charge will only be assessed at the time the statements are provided to Vision by the statement vendor, not at the time of viewing or downloading.  Statements may be retrieved multiple times during the on-line availability period, but the management company is only charged once.  Once the on-line availability period ends, the statements may be requested again and new charges would be assessed.

(1) The Standard Per View Charge is currently assessed when an information request retrieves data from individual system-level tables to return a response.  DST may, from time to time, determine that certain information requests that retrieve data from a consolidated table to return a response are eligible for the Reduced Per View Charge.  Although the foregoing represents the approach DST has historically taken with respect to Per View Charges, DST reserves the right at any time to change the components and/or structure of the Per View Charge.

(2) The Monthly Statement Interface Support Charge shall only be imposed if Customer elects to offer electronic statements as a part of the Vision Services through a statement vendor, or proprietary offering, other than DST Output, LLC or a subsidiary of DST Output, LLC.  If Customer uses DST Output, LLC or a subsidiary of DST Output, LLC as its electronic statement vendor, the Monthly Statement Interface Support Charge will be waived.

Email Alert Charges

Per email charge	$0.05 regardless of the number of confirmations included in the email

Transaction Processing Charges(3)

Initial Set-up Fee(4)
Existing FAN Users	$2,500
All Others	$5,000
Purchase, Redemption, Exchange, Maintenance	$0.10 per transaction

NSCC Reject Processing	$0.10 per reject(5)

New Account Establishment (each new account transaction may contain one or more new accounts)	$0.35 per transaction

New Account Web Service Image Delivery	$0.65 per image
Monthly Minimum(6)	the greater of $500 or actual usage charge

Fund Family Vision Additional Fees

Fund Family Vision(7) is an optional element of the Vision Services which provides Customer the ability to offer integrated access to Vision through the Customer Web Site as described in more detail in the Fund Family Vision Implementation Guide.

(3) Transaction Processing is an optional element of Vision Services.  Customer will not be assessed the Monthly Minimum or any Transaction Processing Charges until one or more of the Transaction types are made available to Users.

(4)  The Initial Set-up Fee shall be waived for set-ups that involve only NSCC Reject Processing.  For all other transaction processing this Fee shall apply and shall be assessed only once per management code.

(5) NSCC Reject Processing fee of $.10 does not include a $.05 per reject view charge for the User’s entry of comments associated with each reject.

(6)  NSCC Reject Processing shall not be considered when calculating the Monthly Minimum charge for Transaction Processing.

(7)  Participation in the Fund Family Vision offering (both Basic and Premium Packages) is subject to the terms and conditions set forth on Exhibit A attached to this Service Exhibit.

Basic Package

When a User requests access to Vision, Customer’s Web Site will launch a frame-set containing Customer’s header within the top frame and Customer’s custom version of Vision within the lower frame. The customizable components are described in the Fund Family Vision Implementation Guide.

Premium Package

In addition to the integration provided in the Basic Package, the Premium Package provides four additional features as follows:

Authentication - Provides seamless integration between Customer’s Web Site and Vision.

Content Management - Enables Customer to publish marketing or other types of customer-specific content to DST-designated areas within DST-designated Vision screens without manual DST intervention.

Fund Specific Navigation - Enables Customer, if Customer participates in Client List for Fund Family Vision, to define links within the left navigation that will direct the User to specific destinations on Customer’s Web Site.

Web Stats - Provides enhanced reporting of usage patterns and general Web activity.

Fees(8)  In addition to the other Vision fees as described in this Vision fee schedule, the following Fund Family Vision Additional Fees apply:

Basic Package

In the event Customer elects to utilize the Fund Family Vision option, if the Customer is paying less than the monthly maximum in Vision ID Charges ($9,500), the additional fee for the Fund Family Vision Option shall be a monthly amount equal to the lesser of (i) $1,000 per month, or (ii) the

(8)  Fund Family Vision fees are not included for purposes of calculating the Vision Volume Discount, as described under Volume Discounts.

difference between the current ID Charges and the amount needed to reach the $9,500 monthly ID Charge maximum.  Customer may utilize the Fund Family Vision option free of charge for so long as Customer is paying the monthly maximum in Vision ID Charges ($9,500).

Premium Package(9)

Initial Set-up Fee	$5,000

Monthly Fee (in addition to the applicable Basic Package fee)	$3,000

Volume Discounts

Discount Schedule (monthly)(10)

$7,500 - $15,000	20%

$15,001 - $30,000	25%

$30,001 - $45,000	30%

$45,001 - +	35%

The percentage discount is applied incrementally to the dollars associated with each breakpoint.

Each affiliate of Customer with a separate management code in the DST system will be charged separately and will not be aggregated for purposes of ID Charges or Volume Discounts.

(9)  The Premium Package Initial Set-up Fee and Monthly Fee shall be waived for Platinum Level Customers.

(10)  Volume Discounts apply to all Inquiry Charges, Individual Statement Retrieval Charges, Batch Statement Load Charges, Email Alert Charges, Transaction Processing Monthly Minimum, and Transaction Processing Charges.  ID Charges, Monthly Statement Interface Support Charges, Transaction Processing Initial Set-up Fee, and Fund Family Vision Additional Fees are not included in Volume Discount calculations.

Platinum/Gold Discount

An additional discount shall be applied to the net Fees (i.e., after Volume Discounts) paid by Customer for DST’s Vision Services if Customer is utilizing DST’s Basic FAN Mail Services pursuant to the applicable Master Agreement for DST FAN Mail Services, as follows:

At the beginning of the next calendar year following the first calendar year in which Customer has received Basic FAN Mail Services pursuant to the Service Exhibit to the Master Agreement for DST FAN Mail Services, and at the beginning of each calendar year thereafter, DST shall review the average combined monthly usage fees actually paid by Customer for Basic FAN Mail Services and Vision Services for the previous calendar year.  In the event the average monthly usage fees paid equal or exceed at least $15,000.00, Customer shall receive the following discounts on Vision Services fees for the then current calendar year:

Gold Level

Qualification:	Average combined monthly usage fees paid by Customer for Basic FAN Mail Services and Vision Services equal or exceed $15,000.00 ($180,000.00 annually) but are less than $25,000.00.

Discount:	The discount for each billing cycle equals 2½% of Vision usage fees billed for such cycle.

Platinum Level

Qualification:	Average combined monthly usage fees paid by Customer for Basic FAN Mail Services and Vision Services equal or exceed $25,000.00 ($300,000.00 annually).

Discount:	The discount for each billing cycle equals 5% of Vision usage fees billed for such cycle.

Platinum Plus Level

Qualification:	Average combined monthly usage fees paid by Customer for Basic FAN Mail Services and Vision Services equal or exceed $166,666.67 ($2,000,000.00 annually).

Discount:	The discount for each billing cycle equals 10% of Vision usage fees billed for such cycle.

DST will combine qualified usage fees for all affiliates of Customer for purposes of determining the applicable discount for Customer’s affiliated corporate complex.  In order to qualify, an affiliate of Customer must be an entity which directly or indirectly controls(11), is controlled by or under common control with, Customer.  It is Customer’s responsibility to notify DST in writing of qualifying company affiliations.  DST will not combine an affiliate’s usage fees with Customer’s unless and until Customer has so notified DST.  No retroactive adjustments to the Gold and Platinum discounts will be made based on previously undisclosed company affiliations.  If Customer qualifies, the discount shall be shown on each invoice issued to Customer.

(11)  Control” over an entity shall mean (i) the possession, directly or indirectly, of 100% of the voting power to elect directors, in the case of an entity that is a corporation, or members of a comparable governing body, in the case of a limited liability company, firm, joint-venture, association or other entity, in each case whether through the ownership of voting securities or interests, by contract or otherwise and (ii) with respect to a partnership, a general partner thereof or an entity having management rights comparable to those of a general partner shall be deemed to control such entity.  The terms “controlling” and “controlled” shall have corollary meanings.

BASIC FAN MAIL SERVICES	EXHIBIT A.3

1.                                      Files.

The following definitions shall apply to this File and Usage Fee Schedule:

“Account Position” - This file reports the current Financial Product Unit balance and net asset value for every account, regardless of whether the account had activity.  This file is generally provided on a monthly basis and consists of two (2) records per account.

“Direct Financial Activity” - This file is generated as a result of activity being posted to the Financial Product Unit owner account.  The information in this file reports all activity involving the movement of money and/or Financial Product Units (with the exception of distributions) and consists of two (2) records per account.

“Account Master Position/New Account Activity/Non-Financial Activity” - This file provides registration information on each Financial Product Unit holder account for the Recipient.  The Account Master Position is used to initialize the Recipient’s database.  The New Account Activity provides any new accounts established for the Recipient.  The Non-Financial Activity is generated from maintenance activity to the Financial Product Unit owner registration.  These files consist of three (3) records per account.

“Distribution Activity” - This file is used to confirm all activity resulting from the distribution of a dividend, and long or short term capital gain.  The file will be generated after the distribution has been applied to the Financial Product Unit holder account.  This file consists of two records (2) per account.

“Daily Price” - This file consists of the daily offering price and Net Asset Value of every CUSIP (separate security).

“Security” - This file is systematically generated by DST and appended to the end of each associated Account Master Position/New Account Activity/Non-Financial Activity file being delivered.  This file may also be generated upon request based on the month-end Account Position file. Unique security investment details such as Ticker/Quotron, CUSIP, Fund and Product Names are reported within this file. This file consists of one (1) record per unique CUSIP delivered in the associated file. Because this file is used to supplement the Account Master Position/New Account Activity/Non-Financial Activity files, DST does not charge any fees for the records provided in this file.

“Average Cost Position/Activity” - This file reports cost basis details including initial cost basis, the source of reporting, the last calculation date, the current net investment figure and current shares. The Average Cost Position file is used to initialize a Recipient’s database. The Average Cost Activity file is generated as a result of a change to the cost basis of an account. These files consist of one (1) record per account.

2.                                      Usage Fees.

Most “Files” that are made available to Recipients consist of two (2) records per account, each 160 bytes of information being a separate record.  Accordingly, by way of example, a position record consists of two (2) 160-byte records.  The Account Master Position, New Account Activity and Non-Financial Activity files each contain three (3) records.  Each file made available to a Recipient also requires a “header record” and a “trailer record”.  DST will charge Customer fees per record made available, including header records and trailer records, based on the method of delivery and in accordance with the following schedules.  DST will not bill Recipients for the Files made available to them.

DST will offer Customer discounts based on the amount of each total per record charge per method of delivery incurred by Customer in a month.  The following fee and discount schedules will apply:

Level	Per Record Fees

Branch/Rep	$.018

Dealer	$.012

Price File	$.002 or $1.75 per Recipient per month, whichever is less

Volume Discounts

Total Per Record Fees	% Discount on Amount Over Threshold

$0.00 - $2,500.00	0%

$2,501.00 - $5,000.00	10%

$5,001.00 - $7,500.00	15%

$7501.00 - $10,000.00	20%

$10,001 - $30,000.00	25%

$30,001.00 - +	50%

Monthly FAN Mail Access and Support Charge	$500.00

The Monthly FAN Mail Access and Support Charge paid by Customer shall be included in the above amounts for purposes of determining any discount; however, the discount will apply only to the amounts occasioned by the per record charge.

An additional discount shall be applied to the usage fees paid by Customer for (i) Basic FAN Mail Services and (ii) if Customer is utilizing DST’s Vision Services pursuant to the applicable DST agreement for such services, Vision Services as follows:

At the beginning of the next calendar year following the first calendar year in which Customer has received Basic FAN Mail Services pursuant to this Service Exhibit, and at the beginning of each calendar year thereafter, DST shall review the average combined monthly usage fees actually paid by Customer for Basic FAN Mail Services and Vision Services for the previous calendar year.  In the event the average monthly usage fees paid equal or exceed at least $15,000.00, Customer shall receive the following discounts on all usage fees for Basic FAN Mail Services and, if applicable, Vision Services for the then current calendar year:

Gold Level

Qualification:                         Average combined monthly usage fees paid by Customer for Basic FAN Mail Services and Vision Services equal or exceed $15,000.00 ($180,000.00 annually) but are less than $25,000.00.

Discount:                                            If Customer receives only Basic FAN Mail Services, the discount for each billing cycle equals 10% of the usage fees billed for such billing cycle.

If Customer receives both Basic FAN Mail Services and Vision Services, the discount for each billing cycle equals 2½% of Vision usage fees and an additional 2½% (i.e., 12½% total) of Basic FAN Mail usage fees billed for such cycle.

Platinum Level

Qualification:                         Average combined monthly usage fees paid by Customer for Basic FAN Mail Services and Vision Services equal or exceed $25,000.00 ($300,000.00 annually).

Discount:                                            If Customer receives only Basic FAN Mail Services, the discount for each billing cycle equals 15% of the usage fees billed for such billing cycle.

If Customer receives both Basic FAN Mail Services and Vision Services, the discount for each billing cycle equals 5% of Vision usage fees and an additional 2½% (i.e., 17½% of total) of Basic FAN Mail usage fees billed for such cycle.

Platinum Plus Level

Qualification:                         Average combined monthly usage fees paid by Customer for Basic FAN Mail Services and Vision Services equal or exceed $166,666.67 ($2,000,000.00 annually).

Discount:                                            If Customer receives only Basic FAN Mail Services, the discount for each billing cycle equals 25% of the usage fees billed for such billing cycle.

If Customer receives both Basic FAN Mail Services and Vision Services, the discount for each billing cycle equals 10% of Vision usage fees billed for such cycle.

If Customer qualifies, the discount shall be shown on each invoice issued to Customer.

Exhibit A.4

DST CASH UTILIZATION

INVESTMENT SERVICE

The following describes the DST Cash Utilization investment service:

1)              Net collected balances:  Net collected balances in the Client’s transfer agency bank accounts at UMB Bank, N.A. (“UMB”), will be invested each day in two separate overnight UMB sponsored sweep vehicles with comparable rates of return to UMB’s earnings credit rate.

Money market Sweep:  Balances able to be determined by a predetermined cutoff time each business day will be swept into a Money market account in DST’s name.  This account will be registered as “for the account of DST (Client Name)”.  The next morning of a business day, the identical principal amounts will be swept back into the originating accounts with the earnings remaining in the Money market account.  The following business day, balances will again be swept into the Money market account and will be invested overnight along with residual earnings from previous days, and so on each business day.

Overnight Rep:  Each evening of a business day, balances exclusive of those already swept into the Money Market account (with some UMB constraints) will be swept into an overnight Repo investment.  The next morning of a business day, principal and earnings amounts will be swept back into the originating accounts, with DST maintaining an ongoing reconciliation of principal versus earnings in your accounts.

No investment advisory functions:  DST would not be performing investment advisory functions as part of this service.  The Money Market and Repo sweep vehicles are UMB product offerings.

2)              Lower bank account service charges:  For customer electing to use the new Cash Utilization service, DST has renegotiated lower bank account service charges (projected to be 10% less than your current service charges) from UMB by leveraging our collective Transfer Agent and Corporate relationships with the bank.  These reduced fees will benefit you directly and will not be available to smaller, individual customers of the bank.

Service Fee payment:  Each month, UMB will determine your service fees and invoice them to DST.  DST will pay them on your behalf from the accumulated earnings of both overnight investment vehicles.  DST will provide you with a copy of the UMB invoice supporting these charges.

3)              DST Fee:  DST’s fee for this service allows for DST to collect 25% of all gross overnight investment earnings from both investment vehicles for this Cash Utilization service.

DST Fee Collection:  Each month, DST will determine the amount of this fee and deduct it from the accumulated earnings of both overnight investment vehicles.  We will provide you with detail supporting the calculation of this fee.

4)              Net Earnings Credit:  Each month, the remaining net earnings, reduce by both UMB and DST service charges, will be credited against the funds’ Transfer Agency fees as a direct reduction of fund expenses.  Should earnings exceed fees, the excess earnings will be available to be credited against future fees or returned to the client based on direction from the client.

Reconciliation:  DST will perform the reconciliation of earnings, service charges and credits.  DST will also determine the apportionment of the credits to the individual funds in accordance with the following procedure; the portion of the total credit that each fund receives shall be equal to the percentage of total TA fees that each fund’s individual fees represent each month.  On your TA fee invoice, we will provide the detail of the original gross charges, the amount of the credit for each individual fund and the net amount due for each fund.  The funds would pay DST only the net of total TA fees and reimbursable expenses less the amount of the credits.

5)              Legal Opinion:  We have reviewed the Legal Opinion of Seward & Kissel, LLP (“Seward”) dated July 19, 2000 and hereby advise you that, as assumed by Seward in such letter, the existing agreements whereby ‘The Client’ receive transfer agency services from DST through UMB, currently the transfer agent for such Funds, have been, and the agreement now being negotiated by and between the Funds and DST whereby DST is appointed as the transfer agent for the Funds will be, approved by a majority of the directors or trustees of each Fund, including a majority of those directors or trustee who are not “interested person” of the Fund or its affiliates, as that term is defined in the 1940 Act.

6)              Authorization:  Not withstanding anything in any agreement under which DST is authorized, directly or indirectly, to perform transfer agency, shareholder servicing agency or related services, whether as principal, agent or sub-agent, to the contrary, DST is hereby authorized and instructed to open bank accounts in DST’s name for the deposit and holding of, and to deposit into and hold in such accounts, all checks and payments received by DST form NSCC, broker-dealers or shareholders, and any other sums received by DST, for investment in shares, while such sums await their actual delivery to and investment in such Funds.